
September 11, 2012

Via E-mail
Mr. Barry Rowan
Chief Financial Officer
Vonage Holdings Corp.
23 Main Street,
Holmdel, New Jersey 07733

> **Re:** **Vonage Holdings Corp.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 16, 2012**
> **Form 8-K Filed August 1, 2012**
> **Form 10-Q for the quarter ended June 30, 2012**
> **Filed August 1, 2012**
> **File No. 001-32887**

Dear Mr. Rowan:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Litigation, page F-29

IP Matters, page F-30

1. We note your statement in the last paragraph that given the uncertainty surrounding litigation and your inability to assess the likelihood of a favorable or unfavorable outcome in the above noted matters, it is possible that the resolution of *one or more* [emphasis added] of these matters could have a *material adverse effect* [emphasis added] on your consolidated financial position, cash flows or results of operations. If there is at

least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50-2. In this regard, we note your accrued litigation expenses on page F-15.

Form 8-K filed August 1, 2012
Exhibit 99.1
Table 3

2. We note your use of the non-GAAP measure Pre-marketing Operating Income, which excludes, among other items, Marketing, Customer equipment and shipping, and Direct Cost of Goods Sold. It appears that such expenses are normal, recurring operating cash expenditure of the company. Your removal of these items from your results of operations creates a non-GAAP measure that is potentially misleading to readers. Please revise your non-GAAP measure accordingly. We refer you to Rule 100(b) of Regulation G and Item 10(e) of Regulation S-K.

Form 10-Q for the quarterly period ended June 30, 2012
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Trends and Key Operating Data, page 26

3. We note your average monthly customer churn increased from 2.4% in 2010 to 2.6% in 2011 and from 2.5% for the first six months of 2011 to 2.7% for the first six months of 2012. We also note during those same periods your operating revenues have declined. You note in your filing that average monthly customer churn remained the same for the three months ended June 30, 2012 and June 30, 2011, but you do not address the decline between the six month periods and prior years. In future filings, please provide a more detailed analysis of management's assessment of increasing churn in light of the changing focus of your business (domestic home phone replacement to the international long distance market and mobile applications).

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director